Filed by Accredo Health, Incorporated

pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: Accredo Health,

Incorporated

Commission File No. 000-25769

Date: March 30, 2005

MEDCO MERGER VIDEO TRANSCRIPTION

ROD STARNES: Welcome to this special addition of Connections dedicated exclusively to the recent announcement by Medco Health Solutions regarding their acquisition of Accredo Health, Incorporated. I’m Rod Starnes, your Connections moderator and as usual I’m joined by David Stevens the Chief Executive Officer of Accredo Health, Incorporated. David thank you once again for being with us.

DAVID STEVENS: Thanks Rod and we’ve obviously had a major announcement since we did our last video and we wanted to try and get together and try to answer some more of our employees questions.

ROD STARNES: Well, as I’m sure you realize most of today’s questions are coming directly from the employees.

DAVID STEVENS: Yes, Rod in fact almost all of them do and most of them were benefit related — very important benefit questions from our employees as to what happens as part of the acquisition of Medco acquiring Accredo Health and we hope that we were able to provide a lot of those answers in a communication that we sent out on March 14, or the week of March 14th. In addition to those benefit questions, we had a lot of other issues raised by our employees and hopefully we’ll address many of those today in this video conference.

ROD STARNES: Well, the first question is obviously the big one. Why did Accredo Health decide to sell the company?

DAVID STEVENS: Let’s talk about first who actually makes that decision. The shareholders of the company, and that’s obviously all the people who own stock, on an annual basis elect nine board of directors and I’m the only employee as part of that board of directors. Those individual directors legally represent the shareholders and are responsible for doing what’s in their best interest from an investment standpoint. So when we received our offer from Medco, we did a number of things including contracting with an investment banking group who came in and helped evaluate what Accredo’s curb value was, what it could be in the future as part of that process and what the risks and challenges were. Then we looked at the price itself. Obviously the offer from Medco was 43 dollars and 33 cents, at the time we were trading in the low 30’s, and we had to evaluate what it would take for Accredo to drive our business and potentially our stock price to that level. And then lastly quite frankly we also had to take in consideration on a long term basis whose stock was a better value for the shareholders. Who had the most opportunity for success and part of the process we made the election that we felt like a combined Medco and Accredo was the best value and potential for increasing value in the future.

ROD STARNES: And after all of that process were you personally in favor of selling?

DAVID STEVENS: Yes, absolutely, wholeheartedly as part of that process. Obviously, it took a long time for me to think about a number of different issues as part of that process. We’ve been involved in this company obviously since we started in the early 80’s and I reflected probably on a number of issues but a couple of them stood out in my mind. One was the December quarter we had, December of 2004, where we drove our revenues by 29% growth and that was just a tremendous growth in revenues and our employees really worked extremely hard to become top 2 or 3% in growth for the quarter of all the public companies. A disappointing portion was even though we grew our revenue by 29% our net income only grew 2%. That was not a reflection of our employees, it’s a reflection of the market and the decrease in reimbursement we’re getting from Medicaid and Medicare; the decreased reimbursement from private payors; so that was frankly a little discouraging as part of that process to think about how hard we worked and what little return we got on the bottom line. Some of the other recent events that I certainly took into consideration were the events like Aetna. And we talked about that in our last video conference where we’ve had a long term relationship with Aetna, a very strong relationship with them. They are extremely pleased about the clinical outcomes that their patients are getting from us. Their patients are extremely happy with our services, it’s not an issue of price, but Aetna decided to take some of these services in house and create their own specialty pharmacy. So, along with trying to figure out what’s best for the company and trying to figure out what’s best for the employees, for the patients and the shareholders, I truly believe this is in the best interest of all those parties.

ROD STARNES: How does something like this get started, did Medco approach Accredo about the sale or just what?

DAVID STEVENS: That’s a great question Rod. And unfortunately there are certain things that we cannot talk about until we release them publicly. So, in regards to how we were approached and who contacted who first and etc, all of that detail will be in our proxy that we’ll file. But we can’t release that information to our employees until we release it publicly. So, we will be in the next 30-60 days, hopefully have our Proxy out and those questions will be answered as part of that process. But legally we can’t talk about those until that happens.

ROD STARNES: Well, can you tell us were there other companies that were interested in buying Accredo?

DAVID STEVENS: That also will be in the proxy and certainly we’ll be able to answer those questions as that information comes out, and we will make sure that - the proxy is a pretty thick document - so we will make sure that we carve those areas of interest and out and make sure that we get that to our employees as soon as we release it.

ROD STARNES: Who from Accredo was involved in the sale negotiations?

DAVID STEVENS: Yes, there were a number of individuals. As I mentioned from our investment banking side, Riley Sweat and his group from Raymond James. We also had Alston Bird which is our SEC attorneys involved helping us evaluate the number of issues as part of that proposal. In regards to negotiating a price I was mainly the one involved there. Tom Bell, our General Counsel, obviously led the negotiations, the contract, and did 99% of the work. And then we obviously did due diligence on Medco also. As part of that process, that was Tom Bell, Joel Kimbrough, our Chief Financial Officer, Pete Stark, our Corporate Controller, and we also had one of our board members involved Kevin Roberg. So, we obviously did a lot of homework in review of Medco as part of this process also.

ROD STARNES: Once the sale is completed, will there be any downsizing or layoffs?

DAVID STEVENS: That’s a good question and frankly we don’t know the answers to that. Accredo, until the transaction is closed has to continue to run as a stand alone company and Medco really can’t communicate or intercede on how they want to run the company afterwards. If the question is do I think that there might be? I do, I think there will be some layoffs and, at this point, don’t know how many. We think there probably will be relatively few. If there are, we obviously will try and address them from an Accredo standpoint to attrition and trying to offer those employees into other positions. But if there are we will assume they will probably be more of a corporate services - they are kind of a duplicative of the same services Medco has in their facility in their home office.

ROD STARNES: On the other hand, what are some of advantages or benefits of the sale?

DAVID STEVENS: Well, I think there are a lot of benefits. Clearly the biggest in my mind was that Medco is a very large company, twenty times our size in revenues. A very diversified revenue in income stream is part of that process. They clearly are the best in class from a pharmacy benefit manager. Best in class from a stand point of automation and their mail order facility and as we put their specialty pharmacy together with Accredo’s I think we create the best in class specialty pharmacy. The one major strategic issue we’ve had as Accredo Health is we sometimes lose contracts being a niche specialty pharmacy and that we cannot provide all products, all services. And now with this combined new entity we’ll be able to walk into employers, payors, etc. and be able to offer a full gamut of all products, not only Accredo specialty pharmacy products, but all of the other products that Medco now provides also. So I think that’s the biggest advantage. A number of other opportunities in the market place and over the last twelve months as we’ve worked together we’ve really found out how similar the two companies were. How committed they were to patient care, to quality and then lastly I think that obviously Accredo offers a lot of things to Medco. Right now our new business development group turns down 85% -90% of the products we see. That’s a great opportunity to refer those products and have them be a part of Medco Specialty Pharmacy. We’ve got tremendous reimbursement expertise, especially in the major medical side which is an area that Medco doesn’t have any strength with or really any experience as part of that process. Both of us have a tremendous cross selling opportunity. Both Accredo and Medco have different payors as contracts now and so we have the opportunity to go back in and sell the other service to both sides. We have strong sales teams out interacting with physicians everyday. So just lots of opportunities that I think that we can take advantage of together.

ROD STARNES: Alright David, our next question comes via the Connections mailbox. And it’s from Kristen, who’s an Account Manager for the Accredo Therapeutics division. Kristen wants to know if Accredo will always be Accredo or will the name be changed to Medco once the acquisition is final and how will we be positioned when the Medco deal is finalized?

DAVID STEVENS: Obviously, it’s hard to predict what may happen down the road 3,5,10 years as part of that process, but initially, what Medco has communicated to us is that they want to run Accredo Health as a stand alone entity. Maintain our names, our brands, etc. so not only Accredo Health, but Accredo Therapeutics, Accredo Nova Factor, Hemophilia Health Services will continue to operate under their brand names in the market place. So clearly, Medco saw some value in buying Accredo. Clearly we believe that by working together we’ll be able to create additional value in the market place but we’ve been told and expect to continue to operate as a stand alone entity.

ROD STARNES: Are you concerned of any unknowns or changes that might face Accredo?

DAVID STEVENS: Well, I know for our employees and definitely when you’re trying to find out are there going to be layoffs or not, this is a situation which is also very trying and as part of that process change is always unpredictable but I also know that our market has changed so often that without change we perish and if you think about our history we’re a company that has always changed and we feel like this is just our next evolution. When we left the hospital a not for profit environment in `83 there were a lot of people who didn’t think that we could survive. In 1990 we had a number of issues in the market place and we decided to build a company around specialty pharmacy only and pull it out of the infusion therapy component and really dedicate a service model that was designed for chronic long term patient populations. In `95 Le Bonheur made its decision to merge with Methodist and we made our decision to do a management buyout that was effective in `96. And we went to new ownership with Welsh, Carson, Anderson & Stowe. In `99 we changed ownership again, by becoming a public company. We made a number of decisions with acquisitions, buying firms like Hemophilia Health Services, and the SPS division of Gentiva and creating Accredo Therapeutics. So, this company has been all about change, about trying to understand, predict what the market place is going to look like and trying to make the decision that best positions us to take care of our patients in the most meaningful and the most quality way. And we believe, as I said, this is our next part of our evolution in trying to create what’s going to be best in the marketplace for our patients, for our employees and our shareholders and that’s where we believe we are.

ROD STARNES: You’ve taken us through the timetable from the past. What is the timetable now going forward? The timetable for the completion of the sale.

DAVID STEVENS: We have a number of regulatory hurdles we have to go through as part of that process. We’ve already initiated the first one. That was we had to file with the Federal Trade Commission a document that is around the Hart Scott Rodino issue and that’s been filed in early March and we hope to have a response from them in early April. We also will have to file a S4 registration with the SEC and as part of the process we’ll also send a proxy to all of our shareholders which has some of the information that you asked about earlier. And we hope to have that done in the May, June time period and hopefully we’ll still close by summer. So we’re on track for that close and expect really not to have any issues as part of that process, but just going through the regulatory process to get there.

ROD STARNES: Our next question comes from Ken, one of the pharmacy managers, and Ken asks: What will be the legal status of Accredo after the acquisition is completed this summer? Will there still be a corporation and officers or will the Medco officers be the officers of record with respect to licenses, permits and contracts?

DAVID STEVENS: Good question. I would anticipate…I really don’t know the answer to that, but I would anticipate that they will continue to be a portion of Accredo. As we’ve talked about in the past we’re actually merging our three subsidiaries into Accredo Health Group, so that we can have a common entity for all of our pharmacy license provider numbers and etc. and I don’t see that changing. As to who the parent would be or the directors or officers of the individual companies. I have no idea but I think the entity will really be Accredo Health Group which will hold all of the pharmacy licenses and provider numbers as part of that process.

ROD STARNES: And some more questions from Ken: What will be the impact of the acquisition on the partnerships? Will they now be partnerships with Medco or remain as partnerships with Accredo?

DAVID STEVENS: Yes, we obviously don’t know all those issues but those partnerships are actually part of that merged entity of Accredo Health Group so the partner’s part of that process will continue to be Accredo Health Group and be maintained at Accredo, not at the Medco level.

ROD STARNES: And what about your personal relationship. Do you plan to stay with Accredo after the sale?

DAVID STEVENS: Yes, Medco has offered me the opportunity to stay with the company, continue to operate it along with some expanded role in the specialty pharmacy that Medco currently has and I’m excited. I think that we really have the ability to put the best two pieces of the company together. There’s clearly things we can learn from Medco and we believe there’s things that they obviously can learn from us. And we believe we have the opportunity to put the best specialty pharmacy service entity in the market place and continue to be able to improve our ability to serve our patients. So we’re excited about what lays in front of us.

ROD STARNES: David, that’s all the questions we have for you today. I know all of the employees appreciate you taking some time in what’s obviously been a very busy and exciting period for you.

DAVID STEVENS: It is, and I know a number of our employees are concerned because change always brings questions. Some of those which we can’t answer today. Obviously, as soon as we know those, we will try to respond to those questions. But I would continue to ask our employees to really focus on what we do best and that’s take care of our patients. And as long as we take care of our patients everyday and continue to serve their needs, then everything else will take care of itself.

ROD STARNES: And we’ll see you all again on the next regular edition of Connections at the end of this quarter. Until then so long for now.

THE END

In connection with the proposed transaction, on March 24, 2005, Medco Health Solutions, Inc. (“Medco”) filed a registration statement (File no.: 333-123571), including a preliminary proxy statement of Accredo Health, Incorporated (“Accredo”), with the Securities and Exchange Commission (the “SEC”). Accredo shareholders are urged to read the registration statement, including the preliminary proxy statement, and other materials (including the definitive proxy statement) when they are available because they contain important information. Investors may obtain free copies of the registration statement and proxy statement, as well as other filings containing information about Medco and Accredo, without charge, at the SEC’s Internet site (http://www.sec.gov). Accredo’s filings may be accessed and downloaded for free by clicking on Investor Relations at the Accredo web site (www.accredohealth.com) and Accredo’s filings and the registration statement filed by Medco may be obtained by directing a request to Accredo Health, Incorporated, Investor Relations, 1640 Century Center Parkway, Suite 101, Memphis, TN 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo shareholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, filed March 18, 2005, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement for its 2004 annual meeting of stockholders, filed October 15, 2004. Additional information regarding the interests of such potential participants are included in the registration and proxy statement referenced above and the other relevant documents filed with the SEC.